Nexa Resources S.A.
37A, Avenue J.F. Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg B 185.489

MINUTES OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT 37A AVENUE J.-F. KENNEDY, L-1855 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG ON JUNE 25, 2026, AT 3:00 P.M. CET

The annual general meeting of the shareholders of Nexa Resources S.A. (the "**Company**") held at 37A Avenue J.-F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, as announced in the convening notice of the Annual General Meeting, opened at 3:00 p.m. (Luxembourg time) (the "**Annual General Meeting**").

Mr. Alexandre Druta has been designated to chair this Annual General Meeting.

Mr. Alexandre Druta also introduced Mr. Tal Ribon and Mr. Djamshid Kambarov of PricewaterhouseCoopers, *société coopérative*, as representatives of the auditor of the Company, attending by videoconference.

BUREAU

The Annual General Meeting proceeded with the constitution of its bureau.

The Annual General Meeting was presided over by Mr. Alexandre Druta (the "**Chairman**") and Mr. Octavio Lanzi was appointed as scrutineer (the "**Scrutineer**"). The Chairman appointed Mr. Karl Pardaens as secretary to the Annual General Meeting (the "**Secretary**"). Computershare acted as tabulation agent (the "**Tabulation Agent**") and provided the relevant information which was available at the Annual General Meeting.

PROCEDURES

The Secretary reminded the proxyholders of shareholders represented that each of them should have signed the attendance list when entering the Annual General Meeting.

CONVENING OF THE MEETING

The Secretary informed the Annual General Meeting that each shareholder of record on the close of business (EDT) on May 7, 2026 (the "**Record Date**") had been convened by a notice containing the agenda of the Annual General Meeting, the procedures for attending the Annual General Meeting, and all other information required by applicable law. He further noted that the convening notice of the Annual General Meeting had been published in the *Recueil Électronique des Sociétés et Associations* ("**RESA**") on May 26, 2026.

AD OL
P

The Secretary indicated that the applicable proxy materials had been mailed to registered shareholders of the Company on May 19, 2026.

The Secretary noted that there were 132,438,611 common shares issued and outstanding on the Record Date and all the common shares are entitled to vote at this Annual General Meeting. Based on the tabulation report provided by the Tabulation Agent as supplemented in the attendance list, there are 93,445,211 shares entitled to vote represented, in person or by proxy, at the Annual General Meeting.

Accordingly, the Chairman declared the present Annual General Meeting duly convened, validly constituted and able to validly deliberate and resolve on all items of the agenda.

The Chairman informed the shareholders that copies of the proxy statement (the "**Proxy Statement**"), of the Company's consolidated financial statements and annual accounts for the financial year ended December 31, 2025, together with the related reports of the Board of Directors and the statutory auditor were available at the Annual General Meeting for anyone who would like a copy.

The bureau requested and the shareholders present or represented agreed to take a short break. The Extraordinary General Meeting of the Company was held in the interim and the Annual General Meeting resumed immediately thereafter.

PRESENTATION OF REPORTS

The Chairman, on behalf of the Board of Directors, presented the management reports on the Company's consolidated financial statements and annual accounts for the financial year ended December 31, 2025 (copies of these reports are kept with the present minutes). He further indicated that the summary management reports, together with the Company's consolidated financial statements and the annual accounts for the financial year ended December 31, 2025, were included in the Annual General Meeting materials. A fuller discussion and analysis by management was available to the shareholders in the Annual Report on Form 20-F.

Mr. Djamshid Kambarov of PricewaterhouseCoopers, *société coopérative,* further presented the statutory auditor's reports on the consolidated financial statements and annual accounts for the financial year ended December 31, 2025 and the Chairman explained that the Company prepared an ESTMA report pursuant to Canadian law requirements which is available on the Company's website at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/.

AGENDA

With the consent of the Annual General Meeting, the Secretary then summarized the agenda for the Annual General Meeting as set forth in the convening notice of the Annual General Meeting.

The agenda for the Annual General Meeting is reproduced below:

1. Presentation of the reports of the Board of Directors of the Company and the reports of the statutory auditor (*réviseur d'entreprises agréé*) on the annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2025.

2. Consider and approve the Company's annual accounts for the financial year ended December 31, 2025.

AD

3. Consider and approve the Company's consolidated financial statements for the financial year ended December 31, 2025.

4. Resolve (i) to approve the share premium reimbursement recommended by the Board of Directors of the Company, and (ii) to carry forward the loss for the year ended December 31, 2025.

5. Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2025, for the proper performance of their duties.

6. Reelect the current members of the Board of Directors of the Company:

    a) Mr. Flavio Aidar, as director until the 2028 annual general meeting of the shareholders.
    b) Mr. Jaime Ardila, as director until the 2028 annual general meeting of the shareholders.
    c) Mr. Gianfranco Castagnola, as director until the 2028 annual general meeting of the shareholders.
    d) Mr. Paulo De Moraes Macedo, as director until the 2028 annual general meeting of the shareholders.
    e) Ms. Daniella Dimitrov, as director until the 2028 annual general meeting of the shareholders.
    f) Mr. Luis Ermírio De Moraes, as director until the 2028 annual general meeting of the shareholders.
    g) Mr. Hilmar Rode, as director until the 2028 annual general meeting of the shareholders.
    h) Mr. Edward Ruiz, as director until the 2028 annual general meeting of the shareholders.
    i) Ms. Jane Sadowsky, as director until the 2028 annual general meeting of the shareholders.

7. Determine the 2026 overall remuneration of the members of the Board of Directors and ratify the 2025 overall remuneration of the members of the Board of Directors.

8. Appoint PricewaterhouseCoopers, *société coopérative,* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2027 annual general meeting of the shareholders.

The Chairman informed the Annual General Meeting that the Board of Directors has unanimously voted to recommend all of the items requiring shareholders' approval. The proposed resolutions were set forth in the Proxy Statement.

The Chairman proceeded to submit the resolutions proposed to be adopted on the items of the agenda to a vote:

RESOLUTIONS

The Annual General Meeting then deliberated on each of the agenda items and proceeded to a vote on each of them as follows:

1. **Consider and approve the Company's annual accounts for the financial year ended December 31, 2025**

AD

The Chairman noted that the first matter submitted to shareholders for action is the approval of the annual accounts of the Company for the financial year ended December 31, 2025.

Voting results:

The Annual General Meeting approved the annual accounts of the Company for the financial year ended on December 31, 2025, in their entirety.

FOR:	93,364,590	AGAINST:	19,170	ABSTENTIONS:	61,451

2. **Consider and approve the Company's consolidated financial statements for the financial year ended December 31, 2025**

The Chairman noted that the next matter submitted to shareholders for action is the approval of the Company's consolidated financial statements for the financial year ended December 31, 2025.

Voting results:

The Annual General Meeting approved the consolidated financial statements of the Company for the financial year ended on December 31, 2025, in their entirety.

FOR:	93,365,101	AGAINST:	18,645	ABSTENTIONS:	61,465

3. **Resolve (i) to approve the share premium reimbursement recommended by the Board of Directors of the Company, and (ii) to carry forward the loss for the year ended December 31, 2025.**

The Chairman reported that, on February 26, 2026, the Board of Directors recommended for approval a reimbursement of the share premium in respect of the financial year ended December 31, 2025:

- a share premium reimbursement to each shareholder of an aggregate amount equivalent to 20% of the free cash flow pre-events amounting to approximately USD 17.5 million in total, on a *pro rata* basis of approximately USD 0.132136 per common share anticipated to be paid on August 11, 2026 to shareholders who hold common shares of the Company as of the close of business (EDT) on July 28, 2026 (the "**Share Premium Reimbursement**").

The Chairman asked the Annual General Meeting to (i) approve the Share Premium Reimbursement and (ii) to approve to carry forward the loss for the year ended December 31, 2025.

Voting results:

The Annual General Meeting hereby resolves to:

(i) approve the share premium reimbursement to each shareholder of an aggregate amount equivalent to 20% of the free cash flow pre-events amounting to approximately of USD 17.5 million in total, on a *pro rata* basis of approximately USD 0.132136 per common share and anticipated to be paid on August 11, 2026 to shareholders who hold common shares of the Company as of the close of business

AD

(EDT) on July 28, 2026 , as recommended by the Board of Directors on February 26, 2026; and

(ii) approve to carry forward the loss for the year ended December 31, 2025, as recommended by the Board of Directors of the Company.

FOR: 93,400,252 AGAINST: 27,338 ABSTENTIONS: 17,621

4. Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2025, for the proper performance of their duties.

The Chairman asked the Annual General Meeting to vote on the discharge (*quitus*) of the directors with respect to the performance of their duties during the completed financial year ended December 31, 2025.

Voting results:

The Annual General Meeting granted discharge (*quitus*) to the members of the Board of Directors who were in office during the financial year ended December 31, 2025, for the proper performance of their duties.

FOR: 93,338,587 AGAINST: 37,818 ABSTENTIONS: 68,806

5. Reelect the current members of the Board of Directors of the Company as directors of the Company for a term ending at the 2028 general meeting of the shareholders.

The Chairman noted that the next matter to be resolved on is the re-election of each of the following nine people, individually, as directors of the Company for a term ending at the 2028 general meeting of the shareholders:

a) Mr. Flavio Aidar;
b) Mr. Jaime Ardila;
c) Mr. Gianfranco Castagnola;
d) Mr. Paulo De Moraes Macedo;
e) Ms. Daniella Dimitrov;
f) Mr. Luis Ermírio De Moraes;
g) Mr. Hilmar Rode;
h) Mr. Edward Ruiz; and
i) Ms. Jane Sadowsky.

5a. Reelection of Mr. Flavio Aidar as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Flavio Aidar as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 87,184,907 AGAINST: 6,255,737 ABSTENTIONS: 4,567

AD

5b. Reelection of Mr. Jaime Ardila as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Jaime Ardila as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 87,184,169 AGAINST: 6,256,487 ABSTENTIONS: 4,555

5c. Reelection of Mr. Gianfranco Castagnola as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Gianfranco Castagnola as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 93,280,686 AGAINST: 159,959 ABSTENTIONS: 4,566

5d. Reelection of Mr. Paulo De Moraes Macedo as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Paulo De Moraes Macedo as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 93,281,775 AGAINST: 158,869 ABSTENTIONS: 4,567

5e. Reelection of Ms. Daniella Dimitrov as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Ms. Daniella Dimitrov as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 92,927,116 AGAINST: 513,580 ABSTENTIONS: 4,515

5f. Reelection of Mr. Luis Ermírio De Moraes as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Luis Ermírio De Moraes as director of the Company for a term ending at the 2028 general meeting of the shareholders.

AD

FOR: 87,183,661 AGAINST: 6,256,973 ABSTENTIONS: 4,577

5g. Reelection of Mr. Hilmar Rode as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Hilmar Rode as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 93,414,851 AGAINST: 25,783 ABSTENTIONS: 4,577

5h. Reelection of Mr. Edward Ruiz as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Edward Ruiz as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 93,413,738 AGAINST: 26,925 ABSTENTIONS: 4,548

5i. Reelection of Ms. Jane Sadowsky as director until the 2028 general meeting of shareholders.

Voting results:

The Annual General Meeting approved the re-election of Ms. Jane Sadowsky as director of the Company for a term ending at the 2028 general meeting of the shareholders.

FOR: 93,035,981 AGAINST: 405,071 ABSTENTIONS: 4,159

6. Determine the 2026 overall remuneration of the members of the Board of Directors and ratify the 2025 overall remuneration of the members of the Board of Directors

The Chairman indicated that the members of the Board of Directors are entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves. The directors' compensation program is based on fixed payments.

During fiscal year 2025, the directors received cash compensation in an aggregate amount of approximately USD 2,300,000 for services as a member of the Board of Directors (the "**Overall 2025 Directors' Remuneration**").

The Chairman further indicated that the Board of Directors recommends USD 2,310,000 as overall directors' remuneration for the fiscal year 2026 for services as a member of the Board of Directors (the "**Overall 2025 Directors' Remuneration**").

The Chairman then asked the Annual General Meeting to approve and to the extent necessary, ratify, the Overall 2025 Directors' Remuneration and the Overall 2026 Directors' Remuneration.

Voting results:

AD

The Annual General Meeting approved and to the extent necessary, ratified, the Overall 2025 Directors' Remuneration and the Overall 2026 Directors' Remuneration.

FOR: 93,386,254 AGAINST: 39,330 ABSTENTIONS: 19,627

7. **Appoint PricewaterhouseCoopers, *société coopérative,* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2027 annual general meeting of the shareholders**

The Chairman asked the Annual General Meeting to approve the appointment of PricewaterhouseCoopers, *société coopérative,* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2026.

Voting results:

The Annual General Meeting approved the appointment of PricewaterhouseCoopers, *société coopérative* as approved statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2026.

FOR: 93,292,895 AGAINST: 148,173 ABSTENTIONS: 4,143

The Secretary announced that all resolutions were passed by a majority vote.

There being no further items on the agenda, the Chairman declared the Annual General Meeting closed.

The present minutes are signed by the other members of the bureau of the Meeting, as evidence of all the foregoing.

Mr. Alexandre Druta
Chairman

Mr. Karl Pardaens
Secretary

Mr. Octavio Lanzi
Scrutineer